UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

SENSIENT TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

WISCONSIN	1-7626	39-0561070
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

777 East Wisconsin Avenue Milwaukee, Wisconsin (Address of principal executive offices)	53202-5304 (Zip Code)

John L. Hammond, Senior Vice President, General Counsel and Secretary, (414) 271-6755
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

ITEM 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This is the Conflict Minerals Disclosure of Sensient Technologies Corporation (“Sensient”) for the calendar year ended December 31, 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the capitalized terms not otherwise defined herein.

Sensient is a manufacturer and marketer of colors, flavors and fragrances, including specialty food and beverage systems, cosmetic and pharmaceutical systems, inkjet and specialty inks and colors, and other specialty and fine chemicals.

Sensient has determined in good faith that, for the calendar year ended December 31, 2013, its conflict minerals status is “DRC conflict free” (as such term is defined in the 1934 Act). Sensient conducted a reasonable country of origin inquiry to determine the conflict minerals status of the necessary conflict minerals used in its products.

Sensient’s reasonable country of origin inquiry included:

-	Reviewing and implementing certain practices outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.

-	Conducting an internal review of Sensient’s products to determine which products contained any purchased raw materials that contain necessary conflict minerals.

-	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals to determine the source of such conflict minerals.

Sensient has determined that a limited number of its products contain raw materials that contain trace amounts of a necessary conflict mineral. Based on the reasonable country of origin inquiry measures described above, Sensient has determined that none of these raw materials used in Sensient’s products originated in the Democratic Republic of the Congo or an adjoining country. No other Sensient product contains any other necessary conflict minerals. Therefore, Sensient has determined in good faith that all Sensient products are DRC conflict free.

This Conflict Minerals Disclosure is also available on Sensient’s website: http://www.sensient.com/pdf/Conflict_Minerals_Disclosure.pdf

SECTION 2 – EXHIBITS

ITEM 2.01                          Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSIENT TECHNOLOGIES CORPORATION (Registrant)

By:	/s/ John L. Hammond

Name:	John L. Hammond

Title:	Senior Vice President, General Counsel and Secretary

Date:	May 28, 2014